TransAlta declares dividend

CALGARY, Alberta (Nov. 13, 2007) – TransAlta Corporation (TSX: TA; NYSE: TAC) today declared a dividend of $0.25 per share on common shares payable Jan. 1, 2008 to shareholders of record at the close of business Dec. 1, 2007.

All currency is expressed in Canadian dollars except where noted.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Senior Advisor, Media Relations

Director, Investor Relations

Phone:  (403) 267- 7330

Phone:  1-800-387-3598 in Canada and U.S.

        Email:  michael_lawrence@transalta.com

Phone:  (403) 267-2520    Fax (403) 267-2590

    E-mail:  investor_relations@transalta.com